EXPLORATION AGREEMENT WITH OPTION TO FORM JOINT VENTURE (RED CANYON PROJECT)

THIS EXPLORATION AGREEMENT WITH OPTION TO FORM JOINT VENTURE (RED CANYON PROJECT) (the "Agreement") is made effective this 1st day of August, 2008 (the "Effective Date") by and between MIRANDA U.S.A., INC., a Nevada corporation ("Miranda"); and Montezuma MINES INC., a Nevada corporation ("Montezuma").

RECITALS

A. Miranda controls the "Red Canyon Project" situated in Eureka County, Nevada (the "Project"). The Project consists of the "Ice" group of unpatented lode mining claims, which are subject to an "Exploration and Option to Purchase Agreement" dated November 18, 2003 between Red Canyon Corporation as owner and Miranda as optionee (the "Red Canyon Agreement"). A copy of the Red Canyon Agreement with a description of the claims is attached hereto as Exhibit A.

The Red Canyon Agreement, all of Miranda's rights thereunder, and the underlying unpatented mining claims, together with all ores, minerals, surface and mineral rights, and the right to explore for, mine, and remove the same, and all water rights and improvements, easements, licenses, rights-of-way and other interests appurtenant thereto, shall be referred to collectively as the "Property."

B. Montezuma wishes to acquire an interest in the Property by funding a work program on the Property pursuant to Section 1.1 of this Agreement.

C. Following completion of the work program and satisfaction of the terms and conditions of Section 1.1 of this Agreement, Montezuma and Miranda may form a Joint Venture for further exploration and development of the Property.

THEREFORE, the parties have agreed as follows:

SECTION ONE

Exploration Agreement

1.1 Option to Earn 60% Interest. Miranda hereby grants to Montezuma the exclusive option to earn an undivided sixty percent (60%) interest in the Property by funding FOUR MILLION DOLLARS ($4,000,000.00) in exploration activities over a five-year period. Subject to the prior satisfaction of the condition precedent described in Section 1.2, in order to earn this interest Montezuma shall undertake the following:

a. Montezuma agrees to spend a minimum of FIVE HUNDRED THOUSAND DOLLARS ($500,000.00) in Exploration Expenditures on the Property prior to or within one (1) year following the Effective Date. This is a binding commitment and obligation of Montezuma and will not be relieved by termination of this Agreement. Any shortfall in Exploration Expenditures in Year 1 shall be paid to Miranda at the end of contract Year 1.

b. Thereafter, subject to Montezuma's right to terminate this Agreement, Montezuma may elect to continue funding of Exploration Expenditures on the Property by completing the following Exploration Expenditures:

Year of Agreement	Amount of Expenditures
2	Additional $500,000.00
3	Additional $750,000.00
4	Additional $1,000,000.00
5	Additional $1,250,000.00

Any excess of Exploration Expenditures in any one year shall be carried forward as a credit against the subsequent years' Exploration Expenditures.

c. The term "Exploration Expenditures" shall include monies expended on geological, geochemical, and geophysical surveys on the Property; sampling, trenching, drilling; related exploration costs; federal claim maintenance fees payable to the Nevada Bureau of Land Management; and fees payable to Eureka County in connection with the recording of Affidavits and Notices of Intent to Hold. During the initial 60% earn-in phase, payments made to maintain the Red Canyon Agreement will not count as Exploration Expenditures. However, during the Option to Earn an Additional 10% Interest, payments to maintain the Red Canyon Agreement shall be credited against the annual expenditures.

Montezuma may charge the salary of John Hogg and a management fee equal to ten percent (10%) of all other Exploration Expenditures, except for (1) federal claim maintenance fees and county Affidavits and Notices of Intent to Hold paid pursuant to Section 1.4; (2) lease payments paid pursuant to Section 1.5; and (3) costs paid to outside contractors.

d. Following the Effective Date, Montezuma shall assume the rental costs for storage Unit No. E54 situated at A-American Self Storage – S. Virginia, 9450 S. Virginia St., Reno, NV 89511, which houses drill cuttings and other exploration data previously gathered from the Red Canyon Project. These payments shall be deemed part of the Exploration Expenditures.

e. At such time as Montezuma has expended FOUR MILLION DOLLARS ($4,000,000.00) in Exploration Expenditures in accordance with Sections 1.1(a) and 1.1(b) above, Montezuma will have earned an undivided 60% interest in the Property. Montezuma

shall then elect within ninety (90) days (1) to earn an additional ten percent (10%) interest in the Property in accordance with Section 1.2 below, or (2) to form a 60% joint venture with Miranda in accordance with Section 3 below.

1.2 Option to Earn Additional 10% Interest

a. Upon electing to earn an additional 10% interest in the Property in accordance with Section 1.1(e) above, Montezuma must complete a bankable feasibility study ("Feasibility Study") with respect to the Property. The Feasibility Study must (1) be based on sound engineering principles and mine operating criteria generally acceptable under Nevada mining industry practices and standards for projects in similar operating environments and must be in a form acceptable to mine lending institutions for the purpose of determining whether or not to extend mine construction financing to the companies; and (2) demonstrate an adequate return on investment, such that a reasonable mine lending institution would agree to provide financing for mine construction on commercially reasonable terms.

Montezuma shall have a period of four (4) years following its election to earn an additional ten percent (10%) interest in which to complete the Feasibility Study. During each of the four years, Montezuma shall incur expenditures of ONE MILLION FIVE HUNDRED THOUSAND DOLLARS ($1,500,000.00) or more each year, including all costs of maintaining the Properties and Exploration Agreement in good standing.

If for any reason Montezuma fails to complete a Feasibility Study, and so long as Montezuma is current in satisfying its annual expenditure commitments, all expenditures made under this Section 1.2(a) may be applied by Montezuma to the expenditure obligations of Section 1.2(b) below.

obligations. Payments made pursuant to this Section 1.5 shall not be considered as Exploration Expenditures until after the initial earn-in period.

1.6 Area of Interest. The Parties hereby establish an area of interest extending one (1) mile from the exterior boundaries of the Property (and including any interior fractions). Any mineral claims or rights acquired by either Miranda or Montezuma within the Area of Interest shall be subject to the terms of this Agreement. The costs of any such acquisition shall be Exploration Expenditures.

SECTION TWO

Conduct of Exploration Work

The following provisions shall govern exploration activities on the Property during the term of the Exploration Agreement described in Section 1 above.

2.1 Conduct of Work. Montezuma shall perform its exploration activities on the Property in accordance with good mining practice, shall comply with the applicable laws and regulations relating to the performance of exploration and mining operations on the Property, and shall comply with the applicable worker's compensation laws of the State of Nevada.

2.2 Liability and Insurance. Montezuma shall defend, indemnify, and hold Miranda harmless from any claims, demands, or liabilities arising from acts of gross negligence or willful misconduct on the part of Montezuma. Montezuma shall obtain and carry a policy of public liability insurance in the minimum amounts of $1,000,000.00 or more for personal injury and $300,000.00 for property damage, protecting Montezuma and Miranda against any claims for injury to persons or damage to property resulting from Montezuma's operations. Montezuma shall provide Miranda with a certificate of insurance evidencing such insurance.

2.3 Liens. Montezuma shall keep the Property free and clear from any and all mechanics' or laborers' liens arising from labor performed on or material furnished to the Property at Montezuma's request. However, a lien on the Property shall not constitute a default if Montezuma, in good faith, disputes the validity of the claim, in which event the existence of the lien shall constitute a default thirty (30) days after the validity of the lien has been adjudicated adversely to Montezuma, unless Montezuma posts a bond or other financial assurance to release the lien.

2.4 Acquisition of Permits. Montezuma shall acquire all federal, state, and local permits required for its operations. Montezuma shall be responsible for reclamation of only those areas disturbed by Montezuma's activities. Montezuma will post any operating and reclamation bonds required by regulatory agencies for work on the Property. The bond will revert to Montezuma upon satisfactory completion of the reclamation program. Montezuma shall have the option to assume any notice of intent, plan of operation or reclamation bond filed or posted by Miranda on or relating to the Property.

2.5 Inspection of Property. Miranda and its agents, employees, or representatives at any reasonable times during normal business hours and on advance notice to Montezuma, may enter the Property for inspection, but any such entry shall be at Miranda's own risk. Miranda shall defend, indemnify and hold Montezuma harmless against and from any damage, loss or liability by reason of injury to Miranda or its agents, representatives, or employees while on the Property, except damage, loss or injury arising from the gross negligence or willful misconduct of Montezuma or its employees or agents. Montezuma shall have the right to require that Miranda's representatives be accompanied by a Montezuma representative.

2.6 Inspection of Accounts. Montezuma shall keep accurate books and records of accounts reflecting its exploration activities on the Property, and Miranda shall have the right, either itself or through a qualified accountant of its choice and at its cost, to examine and inspect the books and records of Montezuma pertaining to operations on the Property.

2.7 Annual Reports. Montezuma and Miranda shall meet at regular intervals as requested by Miranda (not less frequently than annually) in order for Montezuma to report to Miranda on the status and progress of Montezuma's exploration work and Montezuma's plans for future operations on the Property.

SECTION THREE

Joint Venture

3.1 Formation of Joint Venture. At such time as Montezuma has fulfilled its obligations pursuant to Sections 1.1(a) and 1.1(b), the parties shall proceed to prepare a Joint Venture Agreement based on Form 5A-LLC, or any comparable form which replaces it, published by the Rocky Mountain Mineral Law Foundation.

3.2 Participating Interests. In the event that Montezuma elects to hold a 60% interest in the Property following its expenditure of $4,000,000.00, Montezuma shall have a Participating Interest of 60% and Miranda will have a Participating Interest of 40%. The deemed value of Miranda' Participating Interest shall be $2,666,666.67.

If Montezuma elects to earn a 70% interest in the Property by funding a Feasibility Study pursuant to Section 1.2(a) above or by funding additional expenditures in the total amount of $10,000,000.00 in accordance with 1.2(b) above, and Montezuma completes these additional expenditures, the Participating Interest of Montezuma shall be 70% and the Participating Interest

of Miranda shall be 30%. The value of Montezuma's Participating Interest shall be the amount actually expended by Montezuma in funding activities on or in respect of the Property through a Feasibility Study or by making $10,000,000.00 in additional expenditures, and the deemed value of Miranda's Participating Interest shall be calculated so that it represents 3/7ths of the total expenditures on the Property.

3.3 Operator. Following formation of the Joint Venture, Montezuma shall be the Operator of the Joint Venture. A Management Committee, consisting of two representatives of each party, shall be responsible for approving programs and budgets and for determining the general policies and directions to be adopted by the Operator in the conduct of its operations. The Management Committee shall meet at least once annually and otherwise on ten (10) days' advance written notice given by either party. In the event that the members of the Management Committee are unable to reach a decision regarding a program and budget to govern the operations of the Joint Venture for the ensuing year, the party having the majority Participating Interest shall have the deciding vote.

3.4 Cash Calls and Dilution. Following approval of an annual program and budget, each party shall the right to contribute to the full extent or part of its Participating Interest or to elect to not contribute. A partially contributing or noncontributing party's Participating Interest shall be diluted as provided in the Joint Venture Agreement. The Operator shall make cash calls from time to time for the conduct of operations in accordance with the approved program and budget. The Participating Interest of a party that fails to meet its cash calls shall be treated as follows:

a. For an exploration program and budget to which such party agreed to contribute, the Participating Interest shall be subject to one hundred fifty percent (150%) of straight-line dilution.

b. For an approved program and budget for development or mining approved within four (4) months after acceptance of a Feasibility Study to which such party agreed to contribute, the failure to meet a cash call shall cause the withdrawal of such party from the Joint Venture and transfer of its Participating Interest to the contributing party.

A party whose Participating Interest falls below five percent (5%) through straight-line dilution shall be deemed to have withdrawn from the Joint Venture, and thereafter that party shall be entitled to receive only a production royalty equal to one-half of one percent (0.5%) of net smelter returns derived from the Property. The term "net smelter returns" shall mean the gross value of ores or concentrates shipped to a smelter or other processor (as reported on the smelter settlement sheet) less the following expenses actually incurred and borne by the Operator:

a. Sales, use, gross receipts, severance, and other taxes, if any, payable with respect to severance, production, removal, sale or disposition of the minerals from the Property, but excluding any taxes on net income;

b. Charges and costs, if any, for transportation from the mine or mill to places where the minerals are smelted, refined and/or sold; and

c. Charges, costs (including assaying and sampling costs specifically related to smelting and/or refining), and all penalties, if any, for smelting and/or refining.

In the event smelting or refining are carried out in facilities owned or controlled, in whole or in part, by Operator, charges, costs and penalties for such operations shall mean the amount Operator would have incurred if such operations were carried out at facilities not owned or controlled by Operator then offering comparable services for comparable products on prevailing terms.

Payment of production royalties shall be made not later than thirty (30) days after receipt of payment from the smelter. All payments shall be accompanied by a statement explaining the manner in which the payment was calculated.

SECTION FOUR

Termination and Default

4.1 Termination. Subject to satisfaction of the provisions of Sections 1.1(a) above, Montezuma shall have the right to terminate this Agreement at its sole discretion at any time by giving thirty (30) days' advance written notice to Miranda. Upon termination, Miranda shall retain all payments previously made as liquidated damages and this Agreement shall cease and terminate. Montezuma will provide Miranda with all factual data, maps, assays, and reports pertaining to the Property. Montezuma will also deliver a Quitclaim Deed to Miranda.

4.2 Default. If Montezuma fails to perform its obligations under this Agreement, and in particular fails to make any payment due to Miranda hereunder, Miranda may declare Montezuma in default by giving Montezuma written notice of default which specifies the obligation(s) which Montezuma has failed to perform. If Montezuma fails to remedy a default in payment within thirty days (30) of receiving the notice of default to cure or to commence to remedy any other default within thirty (30) days after Montezuma's receipt of the notice of

default, Miranda may terminate this Agreement by delivering notice of termination and Montezuma shall peaceably surrender possession of the Property to Miranda. In the event that Miranda acquires the right to terminate the agreement, it must do so within fifteen (15) days of acquiring the right or that right will be deemed to have waived for that particular default. Notice of termination shall be in writing and served in accordance with this Agreement.

SECTION FIVE

Notices and Payments

5.1 Notices. All notices to Montezuma or Miranda shall be in writing and shall be hand delivered, sent by courier, or sent by certified or registered mail, return receipt requested, to the addresses below. Notice of any change in address shall be given in the same manner. All notices shall be effective upon receipt.

TO MIRANDA:	Miranda U.S.A., Inc. 5900 Philoree Lane Reno, Nevada 89511
And to:	Miranda Gold Corp. Unit 1, 15782 Marine Drive White Rock, British Columbia Canada V4B 1E6
With a copy to:	Richard W. Harris, Esq. Harris & Thompson 6121 Lakeside Drive, Suite 260 Reno, Nevada 89511
TO MONTEZUMA:	559 West Silver Street, Suite 301 Elko, NV 89801
With a copy to:	Erwin & Thompson LLP 1 East Liberty Street, Suite 424 PO Box 40817 Reno, NV 89504
And with a copy to:	CMQ Resources Inc. Suite 400, 407 – 8th Avenue SW Calgary, Alberta Canada T2P 1E5

5.2 Payments. All payments shall be in U.S. currency payable to Miranda at the White Rock address above.

SECTION SIX

Assignment

No party may assign its interest in this Agreement, in whole or in part, without the prior written consent of the other party, which consent shall not be unreasonably withheld. The Joint Venture Agreement shall provide for each party's preemptive right to purchase the other party's Participating Interest.

SECTION SEVEN

Miranda's Representations

7.1 Status of Red Canyon Agreement. Miranda holds a 100% leasehold interest in the Ice mining claims under the Red Canyon Agreement free and clear of any claims, encumbrances or liens arising under the Red Canyon Agreement or otherwise. Miranda represents and warrants that it is in possession of the Property and that the Red Canyon Agreement is fully effective.

7.2 Status of unpatented Claims. With respect to the unpatented mining claims included in the Property, Miranda, represents and warrants, to the best of its knowledge and belief, subject to the paramount title of the United States, as follows:

7.2.1 The unpatented mining claims were properly laid out and monumented.

7.2.2 The certificates of location for the unpatented mining claims were properly recorded and filed with appropriate government agencies.

7.2.3 All filings required to maintain the claims in good standing have been properly and timely recorded or filed with appropriate governmental agencies;

7.2.4 The claims are free and clear of defects, liens and encumbrances arising by, through or under Miranda, and are not subject to any prior agreement, burden or restriction or adverse or conflicting claim (mining or otherwise) by any third party except for the Red Canyon Agreement.

7.2.5 The Federal annual mining claim maintenance fees necessary to assure the uninterrupted and continued good standing of the unpatented mining claims until September 1, 2008, have been paid timely to the Bureau of Land Management;

7.2.6 The mining claim and recording fees required to be paid under the laws of the State of Nevada have been timely and properly paid to hold the unpatented mining claims through September 1, 2008; and

7.2.7 The Property is not burdened with any royalties, overriding royalties, net profits interests or payments on production, except as provided in the Red Canyon Agreement.

Nothing in this Section 7.2, however, shall be deemed to be a representation or a warranty that any of the unpatented mining claims contains a discovery of minerals. With respect to those unpatented mining claims included in the Property that were not located by Miranda or an affiliate of Miranda, but which were located by the Lessor under the Red Canyon Agreement, to the best of its knowledge and belief, Miranda believes that the monuments of location and the corner monuments for the unpatented mining claims located by the Lessor under

the Red Canyon Agreement are properly constructed and located and that Exhibit A describes the mining claims which were located by the Lessor.

7.3 Technical and Title Data. Promptly after the parties' execution of this Agreement, Miranda shall deliver to Montezuma all of the data and information which Miranda possesses concerning title to the Property.

SECTION EIGHT

Force Majeure

8.1 Suspension of Obligations. If Miranda or Montezuma is prevented by Force Majeure from timely performance of any of its obligations hereunder, except the obligation to maintain the claims (Section 1.4) and the underlying lease (Section 1.5), the failure of performance shall be excused and the period for performance shall be extended for an additional period equal to the duration of Force Majeure. Upon the occurrence and upon the termination of Force Majeure, Miranda or Montezuma shall promptly notify the other party in writing. Miranda or Montezuma shall use reasonable diligence to remedy Force Majeure, but shall not be required to contest the validity of any law or regulation or any action or inaction of civil or military authority.

8.2 Definition of Force Majeure. "Force majeure" means any cause beyond a party's reasonable control, including law or regulation; action or inaction of civil or military authority; inability to obtain any license, permit, or other authorization that may be required to conduct operations on or in connection with the Property; interference with mining operations by a lessee of oil, gas, or geothermal resources under the Property; unusually severe weather; mining casualty; unavoidable mill shutdown; damage to or destruction of mine plant or facility; fire;

explosion; flood; insurrection; riot; labor disputes; inability after diligent effort to obtain workmen, material, or fuel supplies; unavailability of equipment or qualified crews to operate such equipment; delay in transportation; acts of God; and a shutdown of the U.S. banking system. If a force majeure event occurs, Montezuma shall promptly notify Miranda. The time for Montezuma's performance of its Exploration Expenditure requirements and its other obligations under this Agreement (except its obligation to maintain the Property) shall be extended during the period of force majeure. On cessation of the force majeure event, Montezuma shall notify Miranda and shall promptly commence performance of its requirements and other obligations under this Agreement.

SECTION NINE

Dispute Resolution

9.1. If a dispute arises from this Agreement or the performance or breach of this Agreement, the parties agree to use the procedures prescribed in this Section Nine. A meeting shall be held promptly between the parties, attended by individuals with decision-making authority regarding the dispute, to attempt in good faith to negotiate a resolution of the dispute. If the parties do not meet within ten (10) days following a party's delivery of notice of the dispute or if following the parties' timely meeting the dispute is not resolved, the parties agree to submit the dispute to mediation in accordance with the Commercial Mediation Rules of the American Arbitration Association, the parties will jointly appoint a mutually acceptable mediator and, if the parties are unable to agree upon an appointment within ten (10) days from the conclusion of the negotiations, to seek the assistance of the American Arbitration Association for the appointment of a mediator. The parties agree to confer with the mediator

within twenty (20) days following the mediator's appointment. If the parties are not successful in resolving the dispute through mediation, the dispute shall be settled by arbitration in accordance with this Section. Either party may initiate the arbitration procedure by delivering a demand for arbitration to the other party. The arbitration shall be conducted in accordance with Chapter 38 of the Nevada Revised Statutes and, as applicable, the Commercial Arbitration Rules of the American Arbitration Association. If any arbitration, legal action or other proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default, or misrepresentation in connection with any of the provisions of this Agreement, the successful or substantially prevailing Member shall be entitled to recover reasonable attorneys' fees and other costs incurred in that action, arbitration or proceeding (excluding any attorneys' fees or costs incurred in mediation), in addition to any other relief to which it or they may be entitled. The mediation and arbitration shall be held in Reno, Nevada.

SECTION TEN

Miscellaneous Provisions

10.1 Binding Effect. This Agreement shall inure to the benefit of and be binding upon the parties hereto, their respective heirs, executors, administrators, successors, and assigns.

10.2 Applicable Law. The terms and provisions of this Agreement shall be interpreted in accordance with the laws of the State of Nevada.

10.3 Entire Agreement. This Agreement terminates and replaces all prior agreements, either written, oral or implied, between the parties hereto, and constitutes the entire agreement between the parties.

10.4 Recording Memorandum of Agreement. The parties hereto agree to execute a Memorandum of this Agreement (short form) for the purpose of recording the same in the records of Eureka County, Nevada so as to give public notice, pursuant to the laws of the State of Nevada, of the existence of this Agreement.

10.5 Void or Invalid Provisions. If any term, provision, covenant or condition of this Agreement, or any application thereof, should be held by a court of competent jurisdiction to be invalid, void or unenforceable, all provisions, covenants and conditions of this Agreement, and all applications thereof not held invalid, void or unenforceable, shall continue in full force and effect and shall in no way be affected, impaired, or invalidated thereby.

10.6 Time of the Essence. Time is of the essence of this Agreement and each and every part thereof.

10.7 No Partnership. Nothing in this Agreement shall create a partnership between Miranda and Montezuma.

10.8 Press Releases. Prior to issuing any press release or other disclosure of information regarding the Red Canyon Project, Montezuma or Miranda, as the case may be, shall submit its press release or information disclosure to the other party for review and comment.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.

MIRANDA U.S.A., INC., a Nevada corporation

By____________________
KENNETH D. CUNNINGHAM
President

MONTEZUMA MINES INC., a Nevada corporation

By____________________
JOHN M. HOGG
Vice President, Exploration

miranda resources/7719
exploration agreement w/option to form joint venture
(Red Canyon project-Montezuma) 6-08

LIST OF EXHIBITS

Exhibit A - Red Canyon Agreement
Exhibit B - Service Agreement